UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02006072

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1,2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INTEGRITY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

302 - 8th STREET
(No. and Street)

OAKLAND	CALIFORNIA	94607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN DURDEN (925) 447-7660
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name — *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311	LARKSPUR	CALIFORNIA	94939
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, JOHN DURDEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRITY SECURITIES, INC., as of DECEMBER 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____



Signature

FINANCIAL PRINCIPAL

Title

____

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Independent auditors' supplemental report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTEGRITY SECURITIES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

For the Year Ended December 31, 2001

CLARIDAD & CROWE

Certified Public Accountants

CONTENTS

ALL-PURPOSE ACKNOWLEDGEMENT

State of California
County of Alameda } SS.

On Feb. 21, 2002 (DATE) before me, Debra Rose (NOTARY),
personally appeared John Durden (SIGNER(S))

☐ personally known to me - OR - ☑ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signatures(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.


DEBRA ROSE
COMMISSION 1332238
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
My commission exps Dec 26, 2005

WITNESS my hand and official seal.

Debra Rose
NOTARY'S SIGNATURE

OPTIONAL INFORMATION

The information below is not required by law. However, it could prevent fraudulent attachment of this acknowledgement to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

☐ INDIVIDUAL
☐ CORPORATE OFFICER

TITLE(S)

☐ PARTNER(S)
☐ ATTORNEY-IN-FACT
☐ TRUSTEE(S)
☐ GUARDIAN/CONSERVATOR
☐ OTHER:

SIGNER IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)

DESCRIPTION OF ATTACHED DOCUMENT

Annual Audited Report
TITLE OR TYPE OF DOCUMENT

NUMBER OF PAGES

DATE OF DOCUMENT

OTHER

RIGHT THUMBPRINT OF SIGNER


Top of thumbprint here

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors
Integrity Securities, Inc.
Oakland, California

We have audited the statement of financial condition of Integrity Securities, Inc. (a California corporation) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities and Exchange Commission.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.



CERTIFIED PUBLIC ACCOUNTANTS

February 1, 2002

INTEGRITY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash and cash equivalents	$ 25,803
Deposit with clearing broker	35,062
Commissions receivable	19,197
Shareholder advances	2,439
Property and equipment, net of accumulated depreciation of $ 24,914	18,145
Other assets	23,600
Start up costs, net of accumulated amortization of $ 7,629	436
	$ 124,682

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 11,663
Pension plan payable	500
Total liabilities	12,163
Stockholder's equity	
Common stock, no par, 10,000,000 shares authorized, 1,150,000 shares issued and outstanding	115,000
Additional paid in capital	14,500
Deficit	(16,981)
Total stockholder's equity	112,519
	$ 124,682

See notes to financial statements.

INTEGRITY SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2001

REVENUES	
Commissions	$ 718,843
Other income	8,785
Interest income	5,632
	733,260
EXPENSES	
Compensation	126,858
Commissions	217,027
Professional fees	24,529
Clearing costs	224,101
Occupancy	28,097
Regulatory fees	3,598
Other operating expenses	117,987
	742,197
LOSS BEFORE INCOME TAXES	8,937
INCOME TAXES	800
NET LOSS	$ 9,737

See notes to financial statements.

INTEGRITY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2001

	Common Stock -	Paid in Capital	Retained Earnings/ Deficit	Total
Balance, December 31, 2000	$ 115,000	$ 4,500	$ (7,244)	$ 112,256
Additional capital contribution		10,000		10,000
Net loss	-		(9,737)	(9,737)
Balance, December 31, 2001	$ 115,000	$ 14,500	$ (16,981)	$ 112,519

See notes to financial statements.

INTEGRITY SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (9,737)
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
Depreciation and amortization	7,572
Change in assets and liabilities:	
Decrease (increase) in:	
Deposit with clearing broker	2,485
Shareholder advances	(2,439)
Commissions receivable	90,944
Other assets	1,824
Increase (decrease) in:	
Accounts payable	(21,409)
Pension plan payable	(17,500)
Due to clearing broker	(848)
Income taxes payable	(800)
Payroll taxes payable	(33,290)
Total adjustments	26,539
Net cash provided by operating activities	16,802
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisitions of equipment	(2,500)
Net cash used in investing activities	(2,500)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional capital contribution	10,000
Net cash provided by financing activities	10,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	24,302
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,501
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 25,803
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Income taxes	$ 800
Interest	$ 0

See notes to financial statements.

INTEGRITY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2001

NOTE A – Summary of Significant Accounting Policies

General

Integrity Securities, Inc. (the Company), a California corporation, was incorporated in July, 1996, and registered as a broker-dealer under the Securities and Exchange Act of 1934 in April, 1997. The Company is a full service broker and dealer in securities.

Accounting

These financial statements are prepared using the accrual method of accounting.

Property and Equipment

Property and equipment purchases greater than $500 are recorded at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets (five to seven years). Leasehold improvements are amortized over the life of the lease (three years).

Start-Up Costs

Start-up costs have been capitalized and are being amortized over five years using the straight-line method.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who clear all transactions for customers on a fully disclosed basis with a clearing broker-dealer and who promptly transmit all customer funds and securities to the clearing broker-dealer.

Securities Transactions

Securities transactions are recorded on the trade date.

INTEGRITY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2001

NOTE A – Summary of Significant Accounting Policies (Continued)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising

The Company follows the policy of expensing any advertising costs as incurred.

Income Taxes

Commencing in 1998, the Company, with the consents of its shareholders, elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The provision shown is for state income taxes.

NOTE B – Furniture and Equipment

Furniture and equipment consist of the following:

Furniture and equipment	$ 37,685
Leasehold improvements	5,374
	43,059
Less accumulated depreciation and amortization	(24,914)
	$ 18,145

NOTE C – Pension Plan

The Company has a combined profit sharing and money purchase pension plan for the benefit of all eligible employees. The Company contributions are based on the employee's annual compensation. Contributions to the profit sharing plan are at the discretion of the Board of Directors to a maximum of 15% of eligible compensation. The required contribution to the money purchase pension plan is 10%. For 2001, contributions totaling $20,500 for the money purchase pension plan are included in compensation in the statement of operations. No contribution was made to the profit-sharing plan for 2001.

NOTE D – Commitments and Contingencies

Operating Leases

Aggregate annual rentals for office space under a noncancellable operating lease with original terms in excess of one year are as follows:

2002	$ 28,600

Rent expense for the year ended December 31, 2000 of $ 28,097, is included in occupancy in the statement of operations.

Concentrations of Credit Risk

The Company's receivables are predominantly from other broker-dealers.

NOTE E – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company's net capital is $ 67,899, which is $ 17,899 in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001, was .18 to 1.0

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

INTEGRITY SECURITIES, INC.
COMPUTATION OF NET CAPITAL
December 31, 2001

Net Capital	
Stockholder's Equity	$ 112,519
Deductions and/or Charges	
Non-allowable assets:	
Shareholder advances	2,439
Furniture and equipment, net	18,145
Other assets	23,600
Start-up costs, net	436
	44,620
NET CAPITAL	$ 67,899
Aggregate Indebtedness	
Items included in statement of financial condition	
Accounts payable	$ 11,663
Pension plan payable	500
	$ 12,163
Computation of Basic Net Capital Requirements	
Minimum net capital requirement (6-2/3% of Aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 17,899
Ratio of aggregate indebtedness to net capital	.18 to 1.0

INTEGRITY SECURITIES, INC.
RECONCILIATION OF NET CAPITAL
December 31, 2001

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 69,729
Audit adjustments – (Increase) Decrease	
Pension plan payable	(500)
Payroll taxes payable	(1,330)
Net capital, as computed	$ 67,899
Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$ 10,331
Audit adjustments – Increase (decrease)	
Pension plan payable	500
Payroll taxes payable	1,330
Rounding	2
Aggregate indebtedness, as computed	$ 12,163

These differences result in a ratio of aggregate indebtedness to net capital of .18 to 1.0 rather than .15 to 1.0 as previously reported.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

February 1, 2002

Board of Directors
Integrity Securities, Inc.
Oakland, California

We have audited the financial statements of Integrity Securities, Inc., for the year ended December 31, 2001, and have issued our report thereon dated February 1, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Integrity Securities, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve system, and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Integrity Securities Inc., taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.



CERTIFIED PUBLIC ACCOUNTANTS